

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2015

Via E-mail
George Critz
Chief Financial Officer
Poverty Dignified
10617 Kettering Drive, Ste. 219
Charlotte, NC 28226

> **Re: Poverty Dignified**
> **Registration Statement on Form S-1**
> **Filed February 6, 2015**
> **File No. 333-201936**

Dear Mr. Critz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend your filing to include all signatures required by Instruction 1 of Form S-1.

2. Please identify your company as a shell company on the cover page of the prospectus.

3. Disclose whether the company, its executive team and directors, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

George Critz
Poverty Dignified, Inc.
March 2, 2015
Page 2

Risk Factors, page 9

4.	Please revise your risk factors so they adequately address the current state of your
operations. We note in various risk factors you mention your franchisees and their
responsibilities. Additionally, we note that you have "increased the number of your
franchises programs and intend to expand further in the number and diversity of [y]our
programs." Please advise how these statements are accurate given your disclosure that the
company has not begun operations beyond organization activities.

5.	Please add a risk factor clarifying that the common stock being registered for resale will
not be eligible for resale under Rule 144 until the conditions of Rule 144(i) are met.

Plan of Distribution and Terms of the Offering, page 16

6.	We note you have identified your selling shareholders as underwriters and state that the
shares will be sold at a fixed price of $1.25 per share for the duration of the offering.
However, in the fifth paragraph of this section there is disclosure regarding the
development of a market and once that is established "the shares may be sold or
distributed by the selling stockholders….at market prices prevailing at the time of sale."
Please be advised that as underwriters your selling shareholders must sell at the fixed
price of $1.25 regardless of the prevailing market price. Please revise your disclosure
accordingly.

Description of Business, page 21

7.	We note on your company website under the heading of Company Overview you discuss
that "Poverty Dignified Core Values (clickable) are the guiding principles to providing
economic, educational and faith-based opportunities and resources…" Please expand
your business section to include a discussion of these aspects of your business.

8.	Upon reviewing your company website povertydignified.com we find under the heading
of Companies PD Store, PowerIT Perfect, MyFarm, MyMedia, MyEduction, SquareFIT
S.C. and Innovate Churches. Additionally, we note reference on page 32 in your Results
of Operations section to two additional franchise concepts you expect to deploy in
March/April and a major technology in the energy generation sector you expect to launch
as early as February 1, 2015. Please advise or revise your disclosure to provide a
balanced discussion of all aspects of your business in your prospectus.

Our first microfranchise: My Power Solutions, Inc., page 27

9.	Your website states that "PD started with a single cargo unit positioned in Kibera Slums,
funded by Kevin Lowther the first MyPower Solutions store was a test, an experiment to
see how well a business plan such as this could operate, how it could work operating a
company across the Atlantic ocean and what products would be in demand." We note
your disclosure on page 27 that you have a prototype of a charging station but that it is

not yet in commercial operation. Please advise if these statements are referencing the same actions. If so please provide disclosure regarding your operations in Kibera. Further we note your disclosure under your Results of Operations heading on page 32 that you paid an individual for assistance in entry into the African market. Please ensure your disclosure is accurate and consistent throughout your filing.

Expected Milestones, page 29

10.   Please provide your basis for the expected milestones predicted in your registration statement.

Intellectual Property & Proprietary Rights, page 29

11.   We note you disclose on page 32 that you paid $8,750 to an attorney to assist you in obtaining a patent for your intellectual property related to your container, controller and solar panels. However, you state that you hold no patents on page 29. Please advise if a provisional patent has been granted.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three Months Ended November 30, 2014, page 32

12.   Please revise to clearly describe why you believe you will see a significant reduction in the "monthly burn rate" as you move into an operational stage and out of a development stage, and define "burn rate." In this regard, explain when you believe you will transition from a development stage to an operational stage and if you believe it will occur within the next twelve months.

13.   Further, describe why you will not require the same level of services from founders and consultants in the operational stage considering that you have plans to deploy your franchise business model in various territories throughout Africa and constantly incubate other business concepts and technologies.

Liquidity and Capital Resources, page 33

14.   You state that you "plan on holding off any additional expenses related to salaries…" In this regard, we note that you have agreed to compensate your officers and employees for their services as described on page 36.   Please revise to clarify how long you intend "holding off" expenses related to salaries and research and development and how you intend to satisfy your compensation agreements with officers and employees.

Executive Compensation, page 36

15.   Please advise whether the salaries listed in the summary compensation table were accrued or paid to the named executive officers. If these salaries were paid in cash please include a footnote to the table identifying that information.

Long term agreements, page 37

16.   Refer to the stock compensation disclosed under Long-Term Compensation for Mr.
        Lowther and Mr. Critz. Please reconcile the amounts disclosed on this table with the
        amounts disclosed on page 37 for these officers.

Financial Statements for the Period from September 27, 2013 (Inception) to August 31, 2014

Statement of Changes in Stockholders' Equity, page F-5

17.   Refer to the 5,372,036 shares issued. Revise to reflect the number of shares issued to the
        officers and directors for compensation separate from the shares issued in the private
        placement.

Note 3. Stockholders' Equity, page F-9

18.   We note that you recorded compensation expense during the period of $4,624,537. The
        type of compensation arrangement underlying this expense is not clear. For example, on
        page 5, you indicate that this expense relates to "options to founding company directors"
        and on page 36 you "issued" stock for services rendered by your officers and directors.
        On pages 14, 32, 33 and F-7 you make reference to the sale of stock to founders and
        consultants and initial rights granted to founders. Revise to clearly describe all share-
        based payment arrangements, including, but not limited to the nature and terms of such
        arrangements and provide all of the related disclosures required by ASC 718-10-50.

Recent Sales of Unregistered Securities, page 41

19.   For each issuance of unregistered securities disclosed please provide all of the relevant
        information required by Item 701 of Regulation S-K, including the dates of issuance and
        exemption from registration relied upon.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement, please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christy Adams, Senior Staff Accountant at 202-551-3363 or Ivette Leon, Assistant Chief Accountant at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208, Celeste M. Murphy, Legal Branch Chief at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Jillian Sidoti, Esq.
        Trowbridge Taylor Sidoti, LLP